Exhibit 2.1

SEPARATION AGREEMENT

This Separation Agreement (“Agreement”) is made and entered into as of November     , 2006, by and among White Mountains Insurance Group, Ltd., a Bermuda company (“White Mountains”), and OneBeacon Insurance Group, Ltd., a Bermuda company (“OneBeacon”).

RECITALS

A.            OneBeacon has been a wholly owned subsidiary of White Mountains.

B.            White Mountains and OneBeacon, through their respective subsidiaries, have provided certain services to each other, and engaged in certain transactions, including an internal reorganization (the “Internal Reorganization”) involving certain subsidiaries of OneBeacon prior to the initial public offering of OneBeacon’s common shares (the “IPO”) which is described in OneBeacon’s final IPO Registration Statement.

C.            White Mountains and OneBeacon have agreed to continue the provision of certain intercompany services for a limited period of time in accordance with the terms and conditions of this Agreement and also to make certain other covenants and agreements with each other in respect of the Internal Reorganization and other matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, White Mountains and OneBeacon, intending to be legally bound, agree as follows:

1.     Separation Services

1.1           Basic Services.

(a)           To facilitate the continued and uninterrupted operation of the parties’ respective businesses following the effective date of the IPO (the “Effective Date”):

(i)            Subject to Article 4, White Mountains shall cause its subsidiaries to provide to the extent requested to OneBeacon those services identified on Schedule A, as amended from time to time in accordance with this Agreement.  Such services are referred to herein as the “White Moutains Services”.  If any of the White Mountains Services were provided by White Mountains’ subsidiaries to OneBeacon in the ordinary course preceding the date of this Agreement, such services will be provided in a manner and at a level of service generally consistent with that provided by the White Mountains subsidiaries immediately preceding the date of this Agreement.  Otherwise, all

White Mountains Services shall be provided to OneBeacon in a commercially reasonable manner and at a commercially reasonable service level.
(ii)           Subject to Article 4, OneBeacon shall cause its subsidiaries to provide to the extent requested, to White Mountains those services identified on Schedule B, as amended from time to time in accordance with this Agreement.  Such services are referred to herein as the “OneBeacon Services”, and, together with the White Mountains Services, the “Services”.  If any of the OneBeacon Services were provided by OneBeacon subsidiaries to White Mountains in the ordinary course preceding the date of this Agreement, such services will be provided in a manner and at a level of service generally consistent with that provided by the OneBeacon subsidiaries immediately preceding the date of this Agreement.  Otherwise, all OneBeacon Services shall be provided to White Mountains in a commercially reasonable manner and at a commercially reasonable service level.

(b)           Each party acknowledges that the other party and its subsidiaries may be providing similar services, and/or services that involve the same resources as those used to provide the Services, to their respective internal organizations, subsidiaries and to third parties.  Each party (on behalf of itself and its subsidiaries) reserves the right to modify (or cease, as the case may be) the Services in a reasonable manner in connection with changes to their internal organization in the ordinary course of business; provided that notice prior to the implementation of any such modification will be provided to the affected party so as to provide the affected party with reasonably sufficient time to procure replacement services, if necessary or desirable.

1.2           Mutually Agreed Additional Services.  Each party may provide additional services that are not set forth on the Schedules which are reasonably requested by the other party and its subsidiaries, provided that such services (A) were received by the requesting party in whole or in part from the other party or its subsidiaries in the ordinary course prior to the Effective Date, (B) are identified in writing by the requesting party to the other party not later than six (6) months following the Effective Date and (C) are reasonably necessary or desirable in order to conduct the operations of the requesting party, provided, however, that the pricing for such services shall be the providing party’s Cost (as defined herein).  If a party requests additional services, such services shall be set forth on an amendment to Schedule A or Schedule B, as appropriate, and shall thereafter be “Services” under this Agreement.

As used in the Agreement and in the Schedules hereto, a party’s “Cost” for providing a service means all direct and indirect costs incurred in rendering the services, providing resources or providing the use of facilities, including all costs of personnel travel, all expenses paid to third-parties and an allocable share of overhead expenses. Unless otherwise indicated on Schedule A or Schedule B, allocations of Cost will be based on time utilized.

1.3           Service Fees.   In consideration of the Services provided by each party to the other during the Separation Period, each party receiving Services shall pay to the party providing the Services the fees applicable to such Services, computed as provided in the second columns of Schedule A and Schedule B, as applicable (“Service Fees”).  For any partial billing interval of Services which are charged on a periodic basis, the party charged shall pay a pro rata amount of the applicable Service Fees, based on the total number of days in such billing interval.

1.4           No Extraordinary Capital Expenditures.  Notwithstanding anything herein to the contrary, neither party shall be required to incur any extraordinary capital expenses in providing Services to the other party.

1.5           No Representation or Warranty.  Nothing herein shall be construed as a representation or warranty by any party that all or any portion of the Services provided by it will be suitable or adequate for the other party’s operations or business.

1.6           Currency.  All financial obligations originating from the terms and conditions of this Agreement shall be denominated in U.S. dollars.

2.     Access

2.1           During the Separation Period, each party shall on a timely basis make available to the other party and its subsidiaries all information and materials reasonably requested by such party to enable them to provide the Services hereunder.

2.2           Upon reasonable notice, each party shall give the other party and its subsidiaries reasonable access to its premises during normal business hours and at such other times as are reasonably required for the purpose of providing the Services hereunder.

2.3           Until the later of (i) third anniversary of the end of the year in which White Mountains’ ownership of OneBeacon is no longer accounted for under the equity or consolidation method, or (ii) the date upon which the statute of limitations for taxable periods ended December 31, 2006, including any extensions thereto, has expired:

(a)           OneBeacon shall provide White Mountains and its representatives with reasonable access to OneBeacon’s books and records, and its finance and accounting personnel, for financial reporting purposes, and

(b)           As requested, OneBeacon shall provide on a timely basis such of its financial books and records and financial statements, prepared in accordance with generally accepted accounting principles, to White Mountains as are required for White Mountains’ to satisfy its public financial statement filing requirements.

3.     Billing/Payment

3.1           Payments.

(a)           On or before the thirtieth (30th) day after the end of each calendar quarter during the Separation Period, each party shall prepare and deliver to the other party’s Representative, an invoice describing in reasonable itemized detail the Services provided and the Service Fees incurred during such quarter.

(b)           Following each six-month period ending June 30 or December 31 during the Separation Period in which the FAC Guarantee was outstanding for all or any portion of such period (including the partial period between the closing of the IPO and December 31, 2006), White Mountains shall prepare and deliver to the OneBeacon Representative an invoice with the amount of the Guarantee Fee payable for such period, based upon the actual number of days during the period that the FAC Guarantee was outstanding.  In the event the FAC Guarantee is eliminated on a date other than June 30 or December 31, White Mountains shall promptly thereafter prepare and deliver to the OneBeacon Representative an invoice with the amount of the Guarantee Fee payable for the partial period through the date of the elimination based upon the actual number of days during the period that the FAC Guarantee was outstanding.

(c)           Each such invoice delivered pursuant to this Section 3.1 shall be payable within fourteen (14) days after receipt thereof (the “Payment Date”).

3.2           Late Payment.  Payments not made in full by the Payment Date shall bear interest until payment at a per annum rate of interest equal to the “prime rate” for the relevant period(s) as shown in the Wall Street Journal.

3.3           Return of Advance Payments.  If any Service Fees are paid in advance, and the related Services are terminated prior to the end of the period for which early payment was made, an amount equal to the unused portion of the Service Fees (determined on a pro rata basis based on days in the period for which the Service was active), plus interest on such amount at the prime rate from the date the Service was terminated to the date of return, shall be returned to the early-paying party in the next billing cycle (or credited against current Service Fees owed) or, if earlier, upon termination of this Agreement.

4.     Term of Agreement

4.1           This Agreement, commencing on the date hereof, shall continue until the latest to occur of (i) the termination of all Services to be provided hereunder according to Section 4.2 below, (ii) when the Federal statute of limitation expires for taxable periods ended December 31, 2006, including any extensions thereto, (iii) the elimination of the FAC Guarantee, and (iv) the third anniversary of the end of the year in which White Mountains’ ownership of OneBeacon is no longer accounted for under the equity or consolidation method (such period, the “Separation Period”).

4.2           The obligation of a party to provide any particular Service shall terminate upon the earliest to occur of (i) the time period for expiration set forth in such Service’s individual description on Schedule A or Schedule B, as applicable, (ii) if no time period for such Service is specified on Schedule A or Schedule B, such time as White Mountains no longer has greater than 50% of the voting power of OneBeacon, and (iii) the mutual agreement to terminate such Service by the parties.

4.3           If a party fails to pay any Service Fees or Guarantee Fee within sixty (60) days following receipt of notice of non-payment, the noticing party shall have the right to terminate this Agreement while such amounts remain unpaid, except with respect to amounts which are being contested in good faith by the noticed party.

4.4           Any termination of this Agreement shall in no way be deemed to release a party from its obligations to pay the other party for all Service Fees and Guarantee Fees due.

5.     Representative

5.1           Each party shall designate an individual (a “Representative”) who shall be vested with all requisite power and authority to act on behalf of such party under this Agreement.  As of the Closing Date, White Mountains’ Representative shall be Todd Pozefsky (the “White Mountains Representative”) and OneBeacon’s Representative shall be Fred Turcotte (the “OneBeacon Representative”).

5.2           Each party agrees to make its Representative reasonably available to the other for consultation regarding any matters for which he or she has responsibility under this Agreement.  The identity of a party’s Representative may be changed by a party from time to time upon not less than two (2) days’ prior written notice to the other party.

6.     Consequential and Other Damages

6.1           No party shall be liable, whether in contract, in tort (including negligence and strict liability), or otherwise, for consequential or punitive damages, which in any way arise out of, relate to, or are a consequence of, its performance or nonperformance hereunder, or, the provision of, or failure to provide, any of the Services hereunder, including but not limited to loss of profits, business interruptions and claims of customers or employees.

6.2           The parties hereto agree that no party nor its subsidiaries shall be liable for (a) any delay or failure to perform by it under this Agreement that arises from forces beyond its reasonable control as specified in Section 13 (Force Majeure) of this Agreement, (b) any delay or failure to perform by a party or its subsidiaries under this Agreement that arises from a delay or failure to perform by such party’s subcontractor, provided that such delay or failure to perform on the part of the subcontractor does not arise from a breach by the party of any of its obligations to the subcontractor or (c) any delay or failure to perform by a party under this Agreement that arises from (i) any action, or inaction taken or omitted to be taken by it pursuant to, and in accordance with, instructions received from the other party’s Representative, or (ii) any inaction by it as a result of any failure of a party to provide instructions to the other party on a timely basis.

6.3           A party may rely upon any written notice from the Representative of the other party (including, but not limited to, email or facsimile correspondence).

7.     Attorneys’ Fees

If any lawsuit arises with respect to the Services, the non-prevailing party therein shall pay the prevailing party all costs and expenses, including reasonable attorneys’ fees, incurred by the prevailing party therein which costs and expenses shall be included in any judgment entered in such action.

8.     Guarantee Fee

White Mountains currently provides a guarantee (the “FAC Guarantee”) on Fund American Company, Inc.’s (OneBeacon’s indirect wholly owned subsidiary, “FAC”) 5.875% Senior Notes due 2013 (the “FAC Notes”). In consideration of the FAC Guarantee, FAC will pay a guarantee fee to White Mountains in the amount of 25 basis points per annum (the “Guarantee Fee”) on the outstanding principal amount of the FAC Notes.  The Guarantee Fee will be paid in accordance with Section 3.1(b) hereof. If and when White Mountains no longer has greater than 50% of the voting power of OneBeacon, OneBeacon hereby agrees to use its best efforts to cause FAC to redeem, exchange or otherwise modify the FAC Notes in order to fully and permanently eliminate White Mountains’ obligations under the FAC Guarantee.  White Mountains shall provide written notice to OneBeacon when its voting interest in OneBeacon has been reduced to 50% or less. From the date of receipt of such notification, OneBeacon shall have 180 days to cause the elimination of the White Mountains’ FAC Guarantee.  If the FAC Guarantee is not eliminated within the initial 180-day period, the Guarantee Fee shall immediately increase by 200 basis points. The Guarantee Fee shall further increase by 100 basis points for each subsequent 90-day period thereafter, up to a maximum Guarantee Fee of 425 basis points, until the FAC Guarantee has been eliminated.  All expenses associated with the elimination of the FAC Guarantee will be borne by OneBeacon.

9.     Tax Make Whole Arrangements

9.1           Tax Expense Related to Internal Reorganization.

(a)           If the Total Cash Tax Expenses (defined below) incurred by OneBeacon after its initial public offering (“IPO”) that relate to, or arise out of, the Internal Reorganization (as such term is defined in the final IPO Registration Statement) exceed the total of the current, deferred and contingency tax reserves relating to the Internal Reorganization established in the books and records of OneBeacon and its subsidiaries as of the effective date of the IPO (the “OB Books and Records”), White Mountains will pay OneBeacon the amount of such difference plus the amount of any interest or penalties assessed by the IRS in connection with such tax expense.  If the amount of the  Total Cash Tax Expenses for which White Mountains has made a payment under this Section 9.1(a) is subsequently reduced as a result of a Final Determination, OneBeacon will pay White Mountains the amount of such reduction, plus interest from the date of the filing of OneBeacon’s 2006 U.S. Federal income tax return calculated pursuant to Internal Revenue Code Section 6621.  If the amount of the Total Cash Tax Expenses for which White Mountains has made a payment under this Section 9.1(a) is subsequently increased as a result of a Final Determination, White Mountains will pay to OneBeacon the amount of such increase, plus interest from the date of the filing of OneBeacon’s 2006 U.S. Federal income tax return calculated pursuant to Internal Revenue Code Section 6621.

(b)           If the Total Cash Tax Expenses incurred by OneBeacon after the IPO that relate to, or arise out of, the Internal Reorganization (as such term is defined in the final IPO Registration Statement) is less than the total of the current, deferred and contingency tax reserves relating to the Internal Reorganization established in the OB Books and Records, OneBeacon will pay White Mountains the amount of such difference.  If the amount of the Total Cash Tax Expenses with respect to which OneBeacon has made a payment under this Section 9.1(b) is subsequently reduced as a result of a Final Determination, OneBeacon will pay White Mountains the amount of such reduction, plus interest from the date of the filing of OneBeacon’s 2006 U.S. Federal income tax return calculated pursuant to Internal Revenue Code Section 6621.  If the amount of the Total Cash Tax Expenses with respect to which OneBeacon has made a payment under this Section 9.1(b) is subsequently increased as a result of a Final Determination, White Mountains will pay to OneBeacon the amount of such increase, plus interest from the date of the filing of OneBeacon’s 2006 U.S. Federal income tax return calculated pursuant to Internal Revenue Code Section 6621.

9.2           Tax Expense Related to FAFS Contingency Reserves.

(a)           Fund American Financial Services, Inc. (“FAFS”) has a tax contingency reserve that consists of tax and interest on such tax (the “Contingency Reserve”).  If, following a Final Determination, the Total Cash Tax Expenses and penalties that FAFS pays after the IPO that relate to the matters for which the Contingency Reserve was established is in excess of the tax portion of the Contingency Reserve as of the effective date of the IPO, White Mountains shall pay OneBeacon the amount of such difference plus interest from the filing of the U.S. Federal income tax return for the year affected calculated pursuant to Internal Revenue Code Section 6621.

(b)           If, following a Final Determination, the FAFS Total Cash Tax Expenses that FAFS pays after the IPO that relate to the matters for which the Contingency Reserve was established is less than the tax portion of the Contingency Reserve as of the effective date of the IPO, OneBeacon shall pay White Mountains the amount of such difference plus interest from the filing of the U.S. Federal income tax return for the year affected calculated pursuant to Internal Revenue Code Section 6621.

9.3           Determination of Payment Amounts.  For purposes of Section 9 hereof:

(a)           “Total Cash Tax Expenses” shall mean the cash tax expenses of the party incurring such expense, provided, however, that for the purpose of calculating the amount of such Total Cash Tax Expenses (i) it shall be assumed that the relevant taxable income was subject to tax at the highest corporate tax rate for the applicable tax year without reduction for any net operating losses or other tax attributes that may have actually been used by the party for such year, and (ii) such calculation shall not take into account (x) for purposes of Section 9.1, the impact to OneBeacon’s cash tax expenses (whether positive or negative) of actions taken by OneBeacon or its affiliates after the IPO that are unrelated to, or inconsistent with, the Internal Reorganization; (y) for purposes of Section 9.2, the impact to FAFS’s cash tax expenses (whether positive or negative) of actions taken by FAFS or its affiliates (including OneBeacon) after the IPO that are unrelated to, or inconsistent with the transactions which led to the establishment of the Contingency Reserve.

(b)           “Final Determination” shall mean (i) in respect of U.S. Federal income taxes, a “determination” as defined in Internal Revenue Code Section 1313(a)(ii), the execution of an Internal Revenue Service Form 870-AD or successor form or the expiration of the statute of limitations with respect to the applicable tax year; and (ii) in respect of Taxes other than U.S. Federal income taxes, any final determination of liability in respect of a tax that, under applicable law, is not subject to further appeal, review or modification through proceedings or otherwise (including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended returns or appeals from adverse determinations).

(c)           OneBeacon shall not agree to extend any statute of limitations that relates to this Section 9 without the prior written consent of White Mountains, such consent not to be unreasonably withheld.

(d)           Amounts owed with respect to interest pursuant to this Section 9 shall be paid on an after-tax basis (assuming a Federal tax rate of 35%).

9.4           Timing of Payments.  If a payment is required to be made pursuant to Section 9.1 or 9.2, the payee shall notify the payor in writing, and such notification shall include a computation of the amount owed (the “Notification”).  If the payor agrees with the amount set forth in the Notification, the payor shall transmit payment to the payee within ten business days of receipt of the Notification. If the payor disputes the amount set forth in the Notification, the parties shall take reasonable steps to resolve any issues, and within ten business days of resolution of any dispute, the payor shall transmit payment of the amount owed to the payee.

9.5           Access, Participation.  From and after the Effective Date, upon reasonable notice and at reasonable times, OneBeacon shall provide White Mountains with access to (and copies, if requested, of) all OneBeacon books and records and related correspondence, as well as reasonable access to OneBeacon personnel, for the purpose of making determinations with respect to this Article 9. OneBeacon shall promptly notify, and provide copies to, White Mountains of any correspondence with regulatory authorities which relate to, or could reasonably impact, the determinations to be made in this Article 9 and White Mountains shall be given a reasonable opportunity to provide input to any response to such correspondence.  OneBeacon shall provide prompt prior notice to White Mountains of any scheduled meetings with regulatory authorities where the topics of discussion are expected to include matters which could impact the determinations to be made in this Article 9 and White Mountains shall be entitled to participate in any such discussions.   OneBeacon will not settle any claim with a regulatory authority that impacts the determinations in this Article 9 without White Mountains’ prior approval, such approval not to be unreasonably withheld.

10.  Indemnity for Former Subsidiaries of OneBeacon

10.1         To the extent not duplicative of, or in conflict with, the provisions of Section 9 hereof, and except with respect to actions or matters for which a release is not being granted pursuant to Section 10.2 and 10.3 below, White Mountains will indemnify OneBeacon and its subsidiaries and their respective current and former officers, directors and employees for, and shall defend and hold them harmless against, any and all Actions and Claims and resulting losses, expenses or damages (including costs of defense, until such time as White Mountains assumes the defense in such matters, and other costs of investigation and providing evidence) relating to or arising out of the business, operations or ownership of any subsidiary company or business previously owned by OneBeacon or any subsidiary thereof which, subsequent to OneBeacon’s ownership, was a subsidiary or business of White Mountains (but no longer a subsidiary or business of OneBeacon) (each a “Transferred Business”).

10.2         White Mountains expressly releases OneBeacon and its subsidiaries from any Action or Claim that White Mountains or its subsidiaries may have relating to any Transferred Business arising under or relating to the period of OneBeacon’s ownership, except for Actions or Claims relating to the performance by OneBeacon or its subsidiaries under contractual arrangements between OneBeacon and its subsidiaries and the Transferred Business.

10.3         White Mountains expressly releases OneBeacon’s and its subsidiaries’ respective current and former officers, directors and employees from any Action or Claim that White Mountains or its subsidiaries may have relating to any Transferred Business arising under or relating to the period of OneBeacon’s ownership, other than for any actions of any such persons for which indemnification from OneBeacon or its subsidiaries would not be available under applicable law or statute.

10.4         For purposes of Section 10 hereof:

(a)           “Action” means any investigation, examination, lawsuit, action or administrative, regulatory, judicial or other proceeding (including any consent order) by or before any governmental authority, arbitrator or mediator.

(b)           “Claim” means any claim, demand, proceeding or notice (including interrogatories, subpoenas, civil investigative demands or similar processes) asserted or instituted by a person that could give rise to loss, expense or damage.

11.  Subsidiary Preferred Stock

11.1         To the maximum extent permitted by applicable law, OneBeacon will cause FAC to declare and pay in full on a timely basis all scheduled dividends on the preferred stock issued by FAC to Berkshire Hathaway, Inc. (the “Berkshire Preferred”) and to redeem the Berkshire Preferred at its mandatory redemption date.

11.2         To the maximum extent permitted by applicable law, OneBeacon will cause its indirect wholly owned subsidiary, Fund American Enterprises Holdings, Inc. (“FAEH”), to declare and pay in full on a timely basis all scheduled dividends due and owing on the preferred stock issued by FAEH to Zenith Insurance Company (the “Zenith Preferred”) and to redeem the Zenith Preferred stock at the earliest possible date when such redemption can be effected without premium.

12.  Outstanding Surety Bonds

 With respect to any surety bonds issued by Federal Insurance Company prior to the consummation of the IPO for which White Mountains and FAC or FAEH are joint indemnitors, (i) White Mountains will indemnify and hold harmless OneBeacon for any losses arising under or in connection with such surety bonds to the extent for the benefit of any White Mountains subsidiary (for this purpose, not treating OneBeacon or any of its subsidiaries as a subsidiary of White Mountains), and (ii) OneBeacon will indemnify and hold harmless White Mountains for any losses arising under or in connection with such surety bonds to the extent for the benefit of any OneBeacon subsidiary.

13.  Galileo Guarantee

With respect to the Guaranty Services Agreement between OneBeacon Insurance Company and Galileo Weather Risk Management Ltd., White Mountains will take appropriate steps to ensure that OneBeacon Insurance Company will not be called on to make payment on the guarantees arising under such agreement.

14.  Records

Each party shall maintain its business books and records with respect to the Services provided by it for a period of not less than two (2) years following the end of the year in which the Services were provided or any longer period as mandated by applicable law.  Upon reasonable prior written notice and during normal business hours, through its subsidiaries, employees and/or representatives, a party shall have the right to (i) examine and make copies, at its own expense, of such records retained by the other party and its subsidiaries and (ii) reasonable access to any of such other party’s and its subsidiaries’ employees, for the review of the records relating to the Services; provided that confidential information may be redacted from any such records to the extent not related to the Services.

15.  Force Majeure

Neither OneBeacon nor White Mountains shall be considered in default in the performance of its obligations under this Agreement to the extent that its performance of such obligations is prevented or delayed by any cause beyond its control, including but not limited to strikes, labor disputes, civil disturbances, rebellion, invasion, epidemic, hostilities, war, acts of terrorism, embargo, natural disaster, acts of God, fire, sabotage, loss and destruction of property, other events or situations which such party was unable to prevent or overcome despite its exercise of reasonable care.  The party which is rendered unable to perform its obligations as a result of the foregoing shall notify the other party within five (5) business days to discuss the circumstances and potential solutions to such event, including reasonable efforts as to mitigation of such event and the provision of substitute services by a third party, and the parties hereto shall reasonably cooperate with respect thereto.

16.  General

16.1         Amendment and Modification.

This Agreement may be amended, modified or supplemented, only by a written agreement signed by each of the parties hereto.

16.2         Waiver of Compliance; Consents.

Any failure of White Mountains, on the one hand, or OneBeacon, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by OneBeacon or White Mountains, respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.  Whenever this

Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 16.2.

16.3         Notices.

Unless otherwise stated in this Agreement, all notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by telecopier (with a confirmed receipt thereof) or by registered or certified mail (postage prepaid, return receipt requested), and on the next business day when sent by overnight courier service, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)           if to White Mountains, to:

White Mountains Insurance Group, Ltd.

80 South Main Street.

Hanover, NH 03755

Attention:   Robert Seelig, General Counsel

Facsimile: (603) 643-4562

(b)           if to OneBeacon, to:

c/o  OneBeacon Insurance Group LLC

One Beacon Street

Boston, MA 02108

Attention:  Thomas L. Forsyth, General Counsel

Facsimile:

16.4         Assignment.

Neither this Agreement nor any rights or obligations under it are assignable except; provided, however, that a party may delegate its duties and obligations under this Agreement to any of its subsidiaries or, consistent with past practices, to a third-party service provider; provided, however, that such delegation shall not relieve a party of its duties or obligations hereunder.  Any reference to a party shall include any such Person to which that party has assigned its rights or delegated its duties or obligations hereunder.

16.5         Governing Law.

This Agreement shall be governed by and construed in accordance with the internal laws of the state of New York without regard to the choice of law principles thereof.

16.6         Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

16.7         Interpretation.

The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement.  The parties are sophisticated, represented by counsel and jointly have participated in the negotiation and drafting of this Agreement and there shall be no presumption or burden of proof favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

16.8         Entire Agreement.

This Agreement (including the Schedules attached hereto) embodies the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, among the parties, or between any of them, with respect to the subject matter hereof and thereof.

16.9         No Third Party Beneficiary.

This Agreement is not intended to, and does not, create any rights or benefits of any party other than the parties hereto.

16.10       Severability.

If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other persons or circumstances.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transaction contemplated hereby is fulfilled to the fullest extent possible.

16.11       Consent to Jurisdiction.

Each party irrevocably submits to the exclusive jurisdiction of (a) the New York State Supreme Court sitting in the borough of Manhattan, and (b) the United States District Court for the Southern District of New York sitting in the borough of Manhattan, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby.  Each of White Mountains and OneBeacon further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this Section 16.11.  Each of White Mountains and OneBeacon irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby (i) the New York State Supreme Court sitting in the borough of Manhattan, or (ii) the United States District Court for the Southern District of New York sitting in the borough of Manhattan, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

16.12       Waiver of Jury Trial.

EACH PARTY HERETO KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH THIS AGREEMENT OR ANY SCHEDULE HERETO, OR ANY COURSE OF CONDUCT, COURSE OF DEALING OR STATEMENT (WHETHER VERBAL OR WRITTEN) RELATING TO THE FOREGOING.  THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES HERETO TO ENTER INTO THIS AGREEMENT.

16.13       Independent Contractors.

Although OneBeacon and White Mountains are subsidiaries as of the date hereof by virtue of White Mountains’ ownership stake in OneBeacon, the relationship between OneBeacon and White Mountains under this Agreement is intended to be that of independent contractors.  At such time as White Mountains and OneBeacon are no longer subsidiaries by virtue of ownership, this Agreement is not intended to create and shall not be construed as creating between OneBeacon, or any of its subsidiaries, and White Mountains, or any of its subsidiaries the relationship of affiliate, principal and agent, joint venture, partnership, or any other similar relationship, the existence of which is hereby expressly denied.

16.14       Confidentiality.

The parties acknowledge that as a result of the provision of the Services contemplated hereunder, they may receive nonpublic and/or personal information regarding customers and employees and information that has been created, discovered or developed by the other parties or their respective subsidiaries and/or in which property rights have been assigned or otherwise conveyed to such other parties or their respective subsidiaries, which information has commercial value to such other parties or their respective subsidiaries and is not in the public domain (“Confidential Information”).  Confidential Information will be and will remain the sole property of such other parties and their respective assigns.  Each party hereby agrees that it will use the same degree of care which it would normally use to protect its own proprietary information to prevent disclosing to third parties Confidential Information.  Each party will not make any use, and will cause its subsidiaries not to make any use, of the Confidential Information, except (i) as contemplated or required by the terms of this Agreement (including the annexes referred to herein), (ii) to the extent such Confidential Information is requested by a third party providing Services hereunder and (iii) as required by applicable law (whether by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) or regulation.

16.15       Survival.

The provisions of Sections 1.4, and 4.4 and Articles 6, 7, 9, 10, 11, 12, 13, 14 and 16 shall survive termination of this Agreement.

(The remainder of this page has been left blank intentionally.)

IN WITNESS WHEREOF, the parties have caused this Separation Agreement to be executed as of the date first above written

WHITE MOUNTAINS INSURANCE GROUP, LTD.:

By:
Name:
Title:

ONEBEACON INSURANCE GROUP, LTD.:

By:
Name:
Title:

-SCHEDULE A-

Services — White Mountains to OneBeacon	Charge methodology

Software

For as long as permitted under the OpenPages Sarbanes-Oxley compliance software agreement (i.e., until White Mountains no longer owns, directly or indirectly, at least 50% by vote of OneBeacon), White Mountains will provide upon request up to         user licenses annually to OneBeacon.

White Mountains will charge OneBeacon its pro rata share of the contract’s annual cost based on the number of user licenses used by OneBeacon.
Planes (1) For as long as permitted by FAA regulations, White Mountains’ turbo-prop planes will be available for OneBeacon use upon request, subject to availability.

White Mountains subsidiary which maintains the plane leases will charge OneBeacon its pro rata share of the annual Cost (lease, fuel, landing fees, maintenance, etc.) for the turbo-prop planes based on utilization.

Utilization will be determined based on the business purpose for the flight (e.g., flights to Boston for OneBeacon board meetings by directors who are also White Mountains directors or employees would be charged to OneBeacon)

Pilot expense will be charged separately at Cost plus 5% by the White Mountains subsidiary which employs the pilots.

(2) For as long as permitted by FAA regulations and the terms of White Mountains’ agreement with NetJets, White Mountains’ NetJets plane shares will be available for OneBeacon use upon request, subject to availability.

White Mountains will charge OneBeacon its pro rata share of the annual Cost for the NetJets planes (fuel, an annual capital charge on the book value of the shares equal to 20%, etc.) based on utilization. Utilization will be determined based on the business purpose for the flight.

For example, if Folksamerica carries the NetJets shares at $1.5 million on their books, if OneBeacon utilizes 10% of the planes, their portion of the annual capital charge would be $30,000 ($1.5 million x 20% x 10%).

A-1

Sarbanes-Oxley Compliance Services

For as long as White Mountains owns greater than 50% of the voting power of OneBeacon, White Mountains will make personnel dedicated to Sarbanes-Oxley compliance available to OneBeacon as reasonable requested, subject to availability.

Personnel will be charged out on an hourly basis based on rates charged by outside advisors for comparable services.

Internal Audit Services

For as long as White Mountains owns greater than 50% of the voting power of OneBeacon, White Mountains will make personnel dedicated to internal audit compliance available to OneBeacon as reasonable requested, subject to availability.

Personnel will be charged out on an hourly basis based on rates charged by outside advisors for comparable services.
Subscriptions As requested, White Mountains will provide OneBeacon with access to its subscriptions to industry-related research and opinion publications.	OneBeacon will be charged for its pro rata share of the relevant subscription cost based on seat licenses used, where appropriate, or Cost under other circumstances

Certain Other White Mountains Personnel

During the term of the Separation Agreement, White Mountains will make its personnel reasonably available to OneBeacon to provide expertise, advice and assistance including, without limitation, in the following areas:

•      legal support

•      corporate advisory services

•      M&A support

•      SEC reporting

•      Rating agency support

•      Finance and Capital funding support

; provided that in no event shall White Mountains’ obligation to provide such services unreasonably interfere with the operation of White Mountains’ business.

Personnel will be charged out on an hourly basis based on rates charged by outside advisors for comparable services.

A-2

-SCHEDULE B-

Services — OneBeacon to White Mountains	Charge methodology
Tax OneBeacon will perform requested state and federal tax compliance services (including, without limitation, audit support and notice responses) for White Mountains and its subsidiaries.	Services will be charged out at the recipient’s pro rata share of Cost based on time utilization.

Software

(1) For as long as permitted under Fund American Companies’ PeopleSoft software agreement (i.e., until White Mountains no longer owns, directly or indirectly, at least 50% by vote of FAC), OneBeacon will provide 100% of the FAC PeopleSoft licenses annually to White Mountains.

If permitted by PeopleSoft and on terms acceptable to White Mountains, FAC will assign the PeopleSoft contract and licenses to a White Mountains subsidiary at the earliest possible date.

OneBeacon will charge White Mountains for 100% of the PeopleSoft software contract’s annual cost.
(2) OneBeacon will provide technical support and disaster recovery services for White Mountains’ use of PeopleSoft software.	Services will be charged out at the recipient’s pro rata share of Cost based on time utilization.
(3) OneBeacon will provide anti-virus updates to White Mountains’ computers, consistent with the anti-virus protocol utilized for itself.

Personnel services will be charged out at the recipient’s pro rata share of Cost based on time utilization.

Cost for the anti-virus software will be charged out pro rata based on the number of computers utilizing the software.

Payroll OneBeacon will manage and process all aspects of payroll for White Mountains employees.

Services will be charged out at the recipient’s pro rata share of Cost based on time utilization.

For the avoidance of doubt, actual payroll expense will be reimbursed 100% to OneBeacon to the extent fronted for White Mountains employees.

Benefits

(1) On an annual basis as requested by White Mountains, OneBeacon will include all requested White Mountains employees in its self-insured health and welfare benefit programs, disability plans, and retirement plans

Services will be charged out at the recipient’s pro rata share of Cost based on time utilization.

OneBeacon and White Mountains will share pro rata based on participant headcount the “employers’ cost” of the self-insurance (including the cost of any “stop loss” insurance policy purchased by OneBeacon) treating all covered employees as a single group. These cost calculations will be determined from actual and not projected costs through a ‘true up’ after the end of the applicable insurance year.

(2) OneBeacon will manage White Mountains’ deferred compensation plans, as requested	Services will be charged out at the recipient’s pro rata share of Cost based on time utilization.
(3) As requested, White Mountains employees may participate in OneBeacon corporate benefit programs.	Services will be charged out at the recipient’s pro rata share of Cost.
(4) As requested, new hires of White Mountains may participate in OneBeacon’s corporate relocation program.	Services will be charged out at the actual cost associated with each employee of the recipient who participates in the relocation program.

Business Insurance Policies

White Mountains and OneBeacon will cooperate in the joint purchasing of business insurance policies from third parties (including, without limitation, director and officer coverage).

Costs of such third party insurance policies shall initially be allocated between OneBeacon and White Mountains as follows:
	Coverage	Allocation Method
	W/C/employee liability	headcount
	Auto	vehicles
	D&O	60% to WTM/40% to OB
	E&O	10% to WTM/90% to OB
	Aviation	100% to WTM
	Bonds	20% to WTM/80% to OB
	International	100% to WTM
	Kidnap	100% to WTM

By mutual agreement of the parties, allocation percentages may be adjusted for changed circumstances using the same allocation philosophy as was used in establishing these initial allocation percentages.

Information Technology/Systems As requested	Services will be charged out at the recipient’s pro rata share of Cost based on time utilization.

Travel Management

OneBeacon will provide White Mountains with customary travel management services (i.e., services currently provided by Rick MacKenzie), including, without limitation,:

•     reservations for hotel, car and air

•     itinerary management for White Mountains’ turbo prop planes

•     as needed, itinerary management for White Mountains’ NetJets

Services will be charged out at the recipient’s pro rata share of Cost based on time utilization.

Subscriptions As requested, OneBeacon will provide White Mountains with access to its subscriptions to industry-related research and opinion publications.	White Mountains will be charged for its pro rata share of the relevant subscription cost based on seat licenses used, where appropriate, or Cost under other circumstances

Certain OneBeacon Personnel
During the term of the Separation Agreement, OneBeacon will make certain of its personnel reasonably available to White Mountain to provide expertise, advice and assistance including, without limitation, in the following areas:

•     internal audit

•     reinsurance

•     information technology

•     marketing design

•     event planning/public relations

; provided that in no event shall OneBeacon’s obligation to provide such services unreasonably interfere with the operation of OneBeacon’s business.

Services will be charged out at the recipient’s pro rata share of Cost based on time utilization.

For the avoidance of doubt, there will be no charge for White Mountains’ reasonable access to OneBeacon’s finance/accounting personnel in connection with receiving books and records and financial statements pursuant to Section 2.3 of the Separation Agreement.

Certain Other OneBeacon Personnel
During the term of the Separation Agreement, OneBeacon will make personnel reasonably available to White Mountain to provide expertise, advice and assistance in the following areas:

•     legal support

•     M&A support

; provided that in no event shall OneBeacon’s obligation to provide such services unreasonably interfere with the operation of OneBeacon’s business.

Personnel services will be charged out on an hourly basis based on rates charged by outside advisors for comparable services.